Exhibit 99.1

 Anghami ReCEIVES NASDAQ Minimum MARket value DEFICIENCY NOTIFICATION

17 October, 2023, Abu Dhabi, United Arab Emirates (UAE) - On October 11, 2023, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading streaming platform for music and entertainment in the Middle East and North Africa region (MENA), received a written notification (the “Notification Letter”) from The Nasdaq Stock Market (“Nasdaq”), notifying the Company that it is currently not in compliance with the listing requirement of the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Global Market.

Nasdaq Listing Rule 5450(b)(2)(C) requires companies to maintain a minimum market value of publicly held shares of US$15,000,000 and Nasdaq Listing Rule 5810(c)(3)(D) which provides that a failure to meet the minimum market value of publicly held shares requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of publicly held shares of the Company from August 29, 2023, to October 10, 2023, the Company did not meet the minimum market value requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided 180 calendar days, or until April 8, 2024, to regain compliance. To regain compliance, the Company's minimum market value of publicly held shares must close at $15,000,000 or more for a minimum of 10 consecutive business days prior to April 8, 2024. In the event the Company does not regain compliance with the MVPHS Requirement prior to the end of the compliance period, Nasdaq will notify the Company that its securities are subject to delisting, at which point the Company may appeal the delisting determination to a Nasdaq hearings panel.

It is noted that Anghami’s continued listing on Nasdaq remains a key priority. Furthermore, the Notification Letter has no immediate effect on the Anghami‘s Nasdaq listing or the trading of its Ordinary Shares on Nasdaq, and the Company continues to execute its business plan and is looking into various options available to regain compliance.

About Anghami Inc.

The first, most established and fastest growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music, podcasts and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world. Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising more than 100 million songs and licensed content from leading Arabic labels, independent artists and global distributors, available for 120 million registered users. Anghami has established 40+ telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with, and featuring music from, major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. It has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CONTACTS:

Investor Relations Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com